Exhibit 99.4

LINUX GOLD CORP.

#240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

To:

The Shareholders of Linux Gold Corp..

And To:

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, British Columbia

The undersigned, on behalf of the Board of Directors of Linux Gold Corp. (the “Board”), hereby confirms that the Board has reviewed the attached Notice of Change of Auditor; the letter from the former auditor of the company, James Stafford LLP, Chartered Accountants; and the letter from the successor auditor of the company, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants.

Dated at Richmond, British Columbia this 6th day of August, 2009.

By and on behalf of the Board of Directors of Linux Gold Corp.

“John Robertson”

John Robertson, President.